UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For: November 2021

MAG Silver Corp.

(SEC File No. 001-33574)

#770 - 800 West Pender Street, Vancouver BC, V6C 2V6, CANADA

(Address of Principal Executive Office)

The registrant files annual reports under cover:    Form 20-F  ☐    Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit in the registrant’s Registration Statement on Form F-10 (File No. 333-237807).

Exhibits

99.1	UNDERWRITING AGREEMENT DATED NOVEMBER 23, 2021

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2021	MAG Silver Corp.

/s/ Jill Neff
Jill Neff
Corporate Secretary